

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

> **Re: Merida Merger Corp. I**
> **Form 10-K/A for the year ended December 31, 2020**
> **File No. 001-39119**

Dear Mr. Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey M. Gallant, Esq.